Rotterdam Court Denies ThyssenKrupp’s Petition for an
Order Directing Mittal Steel to Cause Arcelor to Sue
Stichting

Rotterdam / Luxembourg, January 23, 2007 – Mittal Steel Company N.V. announced that the President of the Rotterdam District Court today denied ThyssenKrupp AG’s petition for an order directing Mittal Steel to cause Arcelor S.A. to initiate legal proceedings against the Strategic Steel Stichting, which currently owns 89% of Dofasco Inc., the North American steel producer, with a view to forcing the Stichting to dissolve. Among other reasons for its decision, the Court stated that Mittal Steel cannot be expected to do more than it has already done in order to seek dissolution of the Stichting.

ThyssenKrupp sued Mittal Steel in the Rotterdam District Court on December 22, 2006 alleging that the Letter Agreement, dated January 26, 2006, regarding the sale of Dofasco, required Mittal Steel to cause Arcelor to bring suit to dissolve the Stichting, and seeking a Court order directing Mittal Steel to do so. On April 3, 2006, Arcelor transferred 89% of Dofasco’s shares to the Stichting, thereby preventing Mittal Steel or Arcelor from selling Dofasco unless the Stichting is dissolved and returns the shares. The Letter Agreement can be terminated if the sale is not completed by April 26, 2007.

By resolutions adopted respectively on September 25 and October 11, 2006, the Boards of Directors of Mittal Steel and Arcelor had formally requested that the Stichting dissolve and return the Dofasco shares to Arcelor. On November 10, 2006, the Stichting’s board of directors unanimously decided not to dissolve and to retain the Dofasco shares, thereby continuing to prevent their sale.

Mittal Steel defended ThyssenKrupp’s suit on the grounds that the Letter Agreement did not require it to initiate legal proceedings against the Stichting because the prospects for success of such a lawsuit were remote, based on advice received from Dutch legal experts. As previously announced, the respective Boards of Directors of Mittal Steel and Arcelor decided on January 9, 2007 not to commence such litigation, based on such advice.

A public hearing in this matter was held in Rotterdam on January 11, 2007.

Mittal Steel is subject to a consent decree filed by the United States Department of Justice on August 1, 2006, to resolve a complaint by the Department that Mittal Steel’s acquisition Arcelor would likely reduce competition in the tin mill products market in the eastern United States. The decree requires Mittal Steel to sell Dofasco but provides that, if Mittal Steel is unable to do so, it must sell either its Weirton or Sparrows Point facility, at the election of the Department. Discussions with the Department are continuing.

About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations Continental Europe +352 4792 2414 UK/Asia/Africa +44 207 543 1172 Americas +1 312 899 3569 Retail +352 4792 2434 SRI +352 4792 2902
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000

Arcelor Mittal Corporate Communications
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